Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS RECEIVES NEW ORDER FROM FORTUNE 500 CUSTOMER

HONG KONG – November 8, 2022 – Highway Holdings Limited (Nasdaq: HIHO, “the Company” or “Highway Holdings”) today announced the Company has received a new order from one its Fortune 500 customers. The latest order is for the design, fabrication and manufacture of a new brushless motor series. The first order is scheduled for delivery in December 2022.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “We are very grateful to this Fortune 500 customer for the confidence it has shown in Highway Holdings and our specialized motor making OEM capabilities. The company has produced motors for nearly 20 years for this customer’s German Motor division. The latest order, however, is a major breakthrough as we are now making a different type of brushless motors for the customer’s USA division. The new brushless DC outer runner motor we developed for them varies from the synchron and stepping motors we continuously produce for the customer’s German operations.”

“This motor customer is one of the company’s main customers, which we have been working to expand our relationship with for a number of years. With this latest order for a new motor type, we believe we now have opened a new door to extend our motor business substantially as we more broadly support our famous customer.”

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

Highway Holdings Declares Cash Dividend of $0.05 per Share;

Follows $0.20 per Share Already Paid in 2022

HONG KONG – November 15, 2022 – Highway Holdings Limited (Nasdaq: HIHO, “the Company” or “Highway Holdings”) today announced the Company’s Board of Directors has declared a new cash dividend of $0.05 per common share. The latest dividend will be paid on January 5, 2023 to shareholders of record on December 15, 2022. The Company has already paid $0.20 per share in 2022 through two previous dividends.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “The dividend declaration is a direct reflection of the Company’s financial strength and is another step in our ongoing efforts to build shareholder value.”

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801